TMM Company Contact:                                                           AT Dresner Corporate Services::
Luis Rodolfo Capitanachi Dagdug, CFO                     David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
luis.capitanachi@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS FIRST QUARTER 2022 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

First Quarter 2022 Results Include:

o	Stockholders’ Equity of $1,820.0 million.
o	Financial Debt of 14.8 percent from Stockholders’ Equity.
o	Significant Reduction of Corporate Expenses.
o	Consolidated revenues increased 53.2 percent.
o	Reactivation of our offshore vessels, specialized vessels, shipyard, and shipping agency businesses.

Mexico City, May 3, 2022 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure and logistics Company, reported today its financial results for the first quarter of 2022.
Vanessa Serrano Cuevas, Chairman and CEO of Grupo TMM, reported, “The Company continues to focus on strengthening its business market share through technological transformation, cost optimization and client diversification strategies.
As part of the above-mentioned strategies, we have reassigned the shipping agency business to the Maritime Division, which was previously reported as part of the Ports and Terminals Division. Likewise, the Shipyard business has become a Business Division, which we have named Maritime Infrastructure, previously part of the Maritime Division.
The Company's medium and long-term strategy will focus on the growth of the installed capacity at our shipyard in Tampico, the diversification of our fleet with the inclusion of highly specialized vessels, as well as on the continued development of strategic warehousing services.”
FIRST-QUARTER 2022 OPERATING AND FINANCIAL RESULTS
The information for the years 2021 and 2022 includes the reallocation of the shipping agency business to the Maritime Division and the creation of the Maritime Infrastructure Division.
Consolidated revenue in the first quarter of 2022 was $410.8 million, compared to $268.2 million in the same period of previous year.  As mentioned in earlier reports, the Company continues its recovery trend, derived from the reactivation of our different maritime businesses.
The consolidated operating result of the first quarter of 2022 registered a profit of $4.3 million, compared to a loss of $99.9 million in the same period last year.
Maritime revenue in the first quarter of 2022 reported $296.7 million, compared to $142.8 million in the same period last year, mainly due to the operation of three new specialized vessels (Mud Vessels) in August 2021, an increase in the number of trips in the bulk carriers and chemical tankers, as well as in the number of arrivals in the shipping agency segment, derived from the reactivation of the industry in which these businesses participate.
Maritime operating income in the first quarter of 2022 was $27.0 million compared to a loss of $13.0 million in the same period of 2021.
Maritime EBITDA for the first quarter of2022 was $33.6 million and the EBITDA margin was 11.3 percent.
Maritime Infrastructure revenue in the first quarter of 2022 reported $40.0 million, compared to $33.4 million in the same period last year due to an increased number of shipyard jobs stemming from the gradual recovery of the industry.
Maritime Infrastructure operating result in the first quarter of 2022 reported a profit of $12.9 million compared to $13.9 million in the same period of the previous year, attributable to higher revenues partially offset by maintenance works made on one of its floating dry docks.
Maritime Infrastructure EBITDA for the first quarter of2022 was $15.6 million and the EBITDA margin was 39.1 percent.
Ports and Terminals revenues in the first quarter of 2022 registered $44.8 million, compared to $62.8 million in the same period of the previous year, derived from a series of negative impacts at international levels such as the shortage of containers.
Ports and Terminals operations results in the first quarter of 2022 registered a loss of $0.5 million, compared to a loss of $4.8 million in the same period of the previous year.
Ports and Terminals EBITDA for the first quarter of 2022 was $3.6 million and the EBITDA margin was 8.1 percent.
Warehousing Services revenue was $29.2 million in the first quarter of 2022.

DEBT
As of March 31, 2022, Grupo TMM’s net debt was $140.6 million, and our cash position was $129.6 million.

Total Debt*
- Millions of Mexican Pesos –
	As of Mar 31, 2022	As of Dec 31, 2021
Short-term Debt	$211.2	$196.2
Long-term Debt	59.0	65.6
Total Debt	$270.2	$261.8
Cash	129.6	87.8
Net Debt	$140.6	$174.0

Short-term Leases	$112.0	$121.4
Long-term Leases	245.6	288.5
Leases IFRS 16	$357.6	$409.9

Stockholders’ Equity	$1,820.0	$1,819.1
Book value per-share	$17.8	$17.8

*Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31,	December 31,
	2022	2021

Cash and cash in banks available	80.5	39.6
Restricted cash	49.1	48.2
Total cash and cash equivalents	129.6	87.8
Accounts receivable – Net	450.0	466.1
Other accounts receivable	163.2	69.1
Taxes to be recovered	189.4	202.9
Prepaid expenses and others current assets	192.4	143.0
Non-current assets held for sale	447.0	455.2
Total current assets	1,571.5	1,424.1
Taxes to be recovered long term	280.0	280.0
Property, machinery and, equipment	1,645.4	1,645.3
Cumulative Depreciation	(177.4)	(176.8)
Property, machinery and, equipment – Net	1,468.0	1,468.6
Rights of use	286.1	337.2
Other assets	266.9	276.2
Total assets	3,872.5	3,786.1
Bank loans and current maturities of long-term liabilities	211.2	196.2
Leases short-term	112.0	121.4
Suppliers	420.2	437.0
Other accounts payable and accrued expenses	669.6	549.7
Total current liabilities	1,413.1	1,304.3
Bank loans	59.0	65.6
Leases long-term	245.6	288.5
Deferred taxes	191.7	196.1
Other long-term liabilities	143.1	112.5
Total long-term liabilities	639.4	662.6
Total liabilities	2,052.4	1,967.0
Total stockholders´ equity	1,820.0	1,819.1
Total liabilities and stockholders´ equity	3,872.5	3,786.1

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three Months Ended
	March 31,
	2022	2021

Maritime	296.7	142.8
Maritime Infrastructure	40.0	33.4
Ports and Terminals	44.8	62.8
Warehousing Services	29.2	29.1
Revenue from freight and services	410.8	268.2
Maritime	(263.1)	(152.2)
Maritime Infrastructure	(24.4)	(17.8)
Ports and Terminals	(41.2)	(58.6)
Warehousing Services	(24.7)	(21.7)
Cost of freight and services	(353.3)	(250.4)
Maritime	(6.7)	(3.6)
Maritime Infrastructure	(2.8)	(1.8)
Ports and Terminals	(4.2)	(9.1)
Warehousing Services	(12.6)	(12.6)
Depreciation and amortization	(26.2)	(27.0)
Maritime	27.0	(13.0)
Maritime Infrastructure	12.9	13.9
Ports and Terminals	(0.5)	(4.8)
Warehousing Services	(8.0)	(5.2)
Results by business	31.3	(9.2)
Corporate expenses	(17.2)	(40.4)
Corporate depreciation and amortization	(0.6)	(1.1)
Non-recurring (expenses) income	(9.3)	(49.2)
Operating result	4.3	(99.9)
Financial (expenses) income - Net	(9.4)	(4.9)
Leases financial expenses	(7.8)	(10.1)
Exchange gain (loss) - Net	13.9	8.2
Net financial cost	(3.3)	(6.8)
(loss) gain before taxes	0.9	(106.7)
Provision for taxes	0.0	24.0

Net (loss) gain for the period	0.9	(82.6)

Attributable to:
Minority interest	(0.2)	(3.7)
Equity holders of GTMM, S.A.B.	1.1	(78.9)

Weighted average outstanding shares (millions)	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.01	(0.8)

Outstanding shares at end of period (millions)	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.01	(0.8)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Quarter Ended
	March 31
	2022	2021

Net result for the period	0.9	(82.6)
Depreciation & amortization	26.8	28.1
Deferred taxes	(4.3)	(25.0)
Other non-cash items	10.2	59.0
Total non-cash items	32.6	62.1
Changes in assets & liabilities	33.6	(84.2)
Total adjustments	66.2	(22.1)
Net cash (used) provided by operating activities	67.1	(104.7)

Proceeds from sales of assets	0.4	83.7
Payments for purchases of assets	(1.4)	(3.1)
Net cash (used) provided by investment activities	(1.0)	80.6

Short-term borrowings (net)	6.9	(7.1)
Repayment of leases	(23.9)	(26.2)
Proceeds from (repayment of) long-term debt	(1.7)	24.7
Net cash provided (used) by financing activities	(18.7)	(8.6)
Exchange effect on cash	(5.5)	5.2
Net increase (decrease) in cash	41.8	(27.5)
Cash at beginning of period	87.8	143.0
Cash at end of period	129.6	115.5

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.